UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)1
Kirkland’s Inc.

(Name of issuer)
Common Stock, par value $0.01

(Title of class of securities)
497498105

(CUSIP number)
Jarlyth H. Gibson, Assistant Compliance Officer 617-951-9493
C/o Advent International Corporation, 75 State Street, Boston, MA 02109

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
September 22, 2008

(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 10 Pages)
     1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer
Item 5. Interest in Securities of the Issuer
SIGNATURE

CUSIP No.	497498105	Schedule 13D	Page	2	of	10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

14	TYPE OF REPORTING PERSON*

CO, IA
SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	497498105	Schedule 13D	Page	3	of	10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

14	TYPE OF REPORTING PERSON*

PN
SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	497498105	Schedule 13D	Page	4	of	10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Global Private Equity II Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

14	TYPE OF REPORTING PERSON*

PN
SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	497498105	Schedule 13D	Page	5	of	10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Direct Investment Program Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

14	TYPE OF REPORTING PERSON*

PN
SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	497498105	Schedule 13D	Page	6	of	10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

14	TYPE OF REPORTING PERSON*

PN
SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 497498105	Schedule 13D	Page 7 of 10
Item 1. Security and Issuer
     (a) (b) This statement on Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Reporting Persons’ beneficial ownership interest in the Common Stock of Kirkland’s Inc. a Tennessee corporation (the “Corporation”). The address of the principal executive office of the Corporation is 431 Smith Lane, Jackson, Tennessee 38301. This Amendment No. 2 amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2002 as amended by Amendment No. 1 thereto filed with the Commission on June 18, 2008 (as so amended, the “Schedule 13D”). This Amendment No. 2 is being filed by the Reporting Persons to amend Item 5. Terms defined in the Schedule 13D are used herein as so defined.
Item 5. Interest in Securities of the Issuer.
     (a) Item 5 of the Schedule 13D is hereby amended as set forth in the following table which reports the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of the Schedule 13D (based upon 19,625,859 shares of Common Stock outstanding as of September 15, 2008). The table has been amended to reflect sales made on behalf of each Reporting Person. The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

			Number of
	Number	Percentage	Shares
	of Shares	of Common	Disposed of
	Beneficially	Stock	During Past
Reporting Person	Owned	Outstanding	60 Days

Global Private Equity II Limited Partnership (1)	0	0%	2,830,601
Advent Direct Investment Program Limited Partnership (1)	0	0%	921,358
Advent International Limited Partnership (1)	0	0%	3,751,959
Advent Partners Limited Partnership (2)	0	0%	97,073
Advent International Corporation (1), (2)	0	0%	3,849,032

Total Group	0	0%	3,849,032

(1)  Advent International Corporation (“AIC”) is the General Partner of Advent International Limited Partnership (“AILP”) which in turn is the General Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AIC and AILP derive from such power.
(2)  AIC is the General Partner of the indicated Reporting Person. As such, AIC has the sole power to vote and dispose of the securities of APLP. The beneficial ownership of AIC derives from such power.

CUSIP NO. 497498105	Schedule 13D	Page 8 of 10
(b)	Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

(c)	On September 22, 2008 the Reporting Persons disposed of 3,849,032 shares of Common Stock. The Reporting Persons received $1.95 per share for the shares of Common Stock. The transaction was a privately negotiated transaction between the Reporting Persons and the purchasers.

CUSIP NO. 497498105	Schedule 13D	Page 9 of 10
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 25, 2008

Global Private Equity II Limited Partnership
Advent Direct Investment Program Limited Partnership
By:	Advent International Limited Partnership,
General Partner
By:	Advent International Corporation,
General Partner
By:	Jarlyth H. Gibson, Assistant Compliance Officer*

Advent International Limited Partnership
Advent Partners Limited Partnership
By:	Advent International Corporation,
General Partner
By:	Jarlyth H. Gibson, Assistant Compliance Officer*

ADVENT INTERNATIONAL CORPORATION
By:	Jarlyth H. Gibson, Assistant Compliance Officer*

*For all of the above:

/s/ Jarlyth H. Gibson

Jarlyth H. Gibson, Assistant Compliance Officer

CUSIP NO. 497498105	Schedule 13D	Page 10 of 10
SCHEDULE A
     The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109. All of the persons listed below are United States citizens.
I.	Advent International Corporation

	Position with	Principal
	Advent International	Occupation
Name	Corporation	(if different)
Peter A. Brooke	Chairman

Thomas H. Lauer	Senior Vice President
Managing Director
Chief Operating Officer
Assistant Secretary
Executive Officers’
Committee Member

Ernest G. Bachrach	Executive Officers’
Committee Member

Humphrey W. Battcock	Executive Officers’
Committee Member

Ralf Huep	Executive Officers’
Committee Member

David M. Mussafer	Director
Executive Officers’
Committee Member

William C. Schmidt	Executive Officers’
Committee Member

Steven M. Tadler	Director
Executive Officers’
Committee Member

Janet L. Hennessy	Senior Vice President
Partner
Chief Financial Officer
Chief Compliance Officer
Assistant Secretary

John F. Brooke	Director	General Partner of
Brooke
Private Equity

Mark Hoffman	Director	Chairman of
Cambridge
Research Group

David W. Watson	Secretary	Attorney